SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS summoned the Shareholders to the Ordinary and Extraordinary General Meetings held on April 2, 2007, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated upon and approved the following agenda items:

ORDINARY GENERAL MEETING

I. Management Report and Financial Statements with Fiscal Council’s Opinion for the fiscal year 2006;

II. Capital Expenditure Budget for fiscal year 2007, as follows in R$ 35.760.426.974:

Direct investments	31.751.753.234
Project Finance	147.258.747
Capital increases in subsidiaries and other companies	3.861.414.993

2006 capital expenditures budget	35.760.426.974

Direct investments	29.431.753.234
Capital increases	3.861.414.993

Own resources	33.293.168.227

Direct investments	2.320.000.000
Project finance	147.258.747

Third party resources	2.467.258.747

Out of total direct investments, 58% will be used in the Exploration and Production Area, 25% in the Downstream Area, 13% in the Gas & Energy and 4% in other business areas.

III. Distribution of results for the fiscal year 2006 as follows:

Destination	(R$ thousand) 2006

Earnings before participations	27.056.173
(-) Share profits	(993.000)
Net income	26.063.173
( -) Legal reserve (5%)	(1.303.159)
(+) Reversions / Additions	489.947
(=) Adjusted net profits	25.249.961

Suggested Dividend – 31,27% - (31,49% in 2005)	7.896.669
Interests on own capital	6.361.205
Dividend	1.535.464

Profits retention reserve	16.622.026
Statutory reserve	241.320

IV. Election of the following as Members of the Board of Directors

BOARD OF DIRECTORS

Representing the Majority Shareholders

Ms. DILMA VANA ROUSSEFF

Mr. SILAS RONDEAU CAVALCANTI SILVA

Mr. GUIDO MANTEGA

Mr. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Mr. FRANCISCO ROBERTO DE ALBUQUERQUE

Mr. ARTHUR ANTONIO SENDAS

Mr. ROGER AGNELLI

Representing the Minority Ordinary Shareholders

Mr. FABIO COLLETTI BARBOSA

Representing the Preferred Shareholders

Mr. JORGE GERDAU JOHANNPETER

V. Election of the Ms. DILMA VANA ROUSSEFF as Chairwoman of the Board of Directors as per art. 18 of the Company’s Bylaws;

VI. Election of the following as Members of the Fiscal Council and their respective substitutes:

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. MARCUS PEREIRA AUCÉLIO – as Member and Mr. EDUARDO COUTINHO GUERRA as deputy.

Mr. TÚLIO LUIZ ZAMIN – as Member and Mr. MARCELO CRUZ as deputy.

Ms. ERENICE ALVES GUERRA – as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Minority Ordinary Shareholders

Mr. NELSON ROCHA AUGUSTO – as Member and Ms. MARIA AUXILIADORA ALVES DA SILVA as deputy.

Representing the Preferred Shareholders

Ms. MARIA LÚCIA DE OLIVEIRA FALCÓN – as Member and Mr. CELSO BARRETO NETO as deputy.

VII. Establishing the global remuneration of the administrators and the effective members of the audit committee at R$ 7.461.000, 00 (seven million, four hundred and sixty one thousand of Reais), in the period understood between April 2006 and March 2007, inclusive, in the case of the Executive Board, of monthly honorary fees, vacation gratuity, Christmas bonus (13º wage) as well as their participation in the profits pursuant to Articles 41 and 56 of the Company’s Bylaws.

EXTRAORDINARY GENERAL MEETING

Increase in the Capital Stock through the incorporation of part of the revenue reserves amounting to R$ 4.380.477.401,75 increasing the capital stock from R$ 48.263.983.038,25 to R$ 52.644.460.440,00 without any change to the number of issued shares pursuant to Article 40, Item III, of the Company's Bylaws.

Rio de Janeiro, April 2, 2007.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
President of Petrobras

NOTICE TO SHAREHOLDERS I

We inform that the dividend and interest on capital payment date will be set by the Financial Department. According to the Law 6404/76 – Art. 205 – 3rd paragraph, “dividend must be paid, except if contrarily deliberated at the General Meeting, up to sixty days after the date when the dividend is declared”. In this case, due date for dividend payment is June 01, 2007.

Additionally, we inform that quota holders of FMP-FGTS mutual funds do not receive the dividend directly. It is paid by the company to the funds, increasing its patrimonial value and, as consequence, the value of the quotas. Quota holders receive the dividend indirectly through the increase in value of their quotas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.